

November 24, 2014

<u>Via E-mail</u>
Tommie Ray
President
Have Gun Will Travel Entertainment, Inc.
5850 Canoga Avenue, 4th Floor
Woodland Hills, California 91367-6554

   Re: **Have Gun Will Travel Entertainment, Inc.**
       Item 4.01 Form 8-K
       Filed November 5, 2014
       File No. 333-193768

Dear Mr. Ray:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Heather Clark

         Heather Clark
         Staff Accountant